September 19, 2016	News Release 16–23

SILVER STANDARD ANNOUNCES TRANSACTION
ON DIABLILLOS AND M-18 PROJECTS

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces that it has entered into a definitive agreement (the “Agreement”) with Huayra Minerals Corporation (“Huayra”) to advance its Diablillos and M-18 projects, located in Argentina (collectively, the “Projects”). Silver Standard will maintain a 19.9% equity interest in Huayra and nominate one member to the Board of Directors of Huayra.

Paul Benson, President and CEO of Silver Standard said, “This transaction demonstrates our continued focus on maximizing the value of our portfolio of projects by partnering with an Argentina-focused company who can accelerate exploration and development at Diablillos and M-18. The transaction allows Silver Standard to support the success of Huayra and the advancement of the projects.”

Huayra is a company focused on exploration and development in Argentina. Huayra has entered into a binding letter of intent with Angel Bioventures Inc. (TSX.V: DDD.H) to complete a reverse takeover transaction (“RTO”). If the RTO is completed, the resulting company (the “Resulting Issuer”) is expected to be listed on the TSX Venture Exchange. Pursuant to the Agreement, if the RTO is completed, the Resulting Issuer is required to enter into an agreement with Silver Standard under which it will be bound by the terms of the Agreement and will assume all of Huayra’s obligations under the Agreement.
Under the terms of the Agreement, Silver Standard will be eligible to receive:

▪	A 19.9% equity stake in Huayra, with free carried interest until the completion of a public offering of $5.0 million or more (the “Public Offering”);

▪
The right to nominate one member to the Board of Directors of Huayra for up to three years after the closing date, provided that Silver Standard continues to hold more than ten percent of the then issued and outstanding shares of Huayra on a non-diluted basis;

▪
The right to participate in future equity financings after the Public Offering to maintain its ownership level in Huayra for as long as Silver Standard continues to hold more than ten percent of the then issued and outstanding shares of Huayra on a non-diluted basis;

▪	Cash payments to Silver Standard of approximately $1.5 million over the first two years and $12.5 million over the following three to five years; and

▪	1.0% net smelter returns royalty on production from each of the Projects.

Completion of the transaction is subject to customary closing conditions. Silver Standard expects the transaction to close in November 2016.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

About Huayra Minerals Corporation

Huayra is a mineral exploration and development company engaged in the acquisition, exploration and development of mineral resource properties in Argentina. Huayra has rights in the Cerro Amarillo property in the Province of Mendoza, Argentina and the Samenta property in the Province of Salta, Argentina.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: the anticipated closing date of the transaction; the value of the deferred consideration under the transaction; the benefits of the transaction; the ability of Huayra to accelerate exploration and development of the Projects; and the closing of the RTO and the listing of the Resulting Issuer’s shares on the TSX Venture Exchange.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: the closing of the proposed transaction; fully realizing the value of the Huayra shares and the Resulting Issuer’s shares, as applicable, due to changes in price, liquidity or disposal cost; the recoverability of the deferred consideration to be received; the closing of the proposed RTO; and those various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.